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           NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
                     FOR DISSEMINATION IN THE UNITED STATES

CONTACTS:

LORUS THERAPEUTICS INC.                           CANADIAN MEDIA CONTACT:
Corporate Communications                          Hugh Mansfield
Grace Tse                                         Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                     Tel:  (416) 599-0024
Email:ir@lorusthera.com                           Email:  hugh@mcipr.com

                 LORUS THERAPEUTICS INC. FILES FINAL PROSPECTUS
                           FOR $28.5 MILLION OFFERING

TSE:      LOR
OTC BB:   LORFF

TORONTO, JUNE 4, 2003 - Lorus Therapeutics Inc. ("Lorus") announced today that it has filed a final prospectus in each of the provinces of Canada in connection with its previously announced best efforts offering of units at a purchase price of $1.25 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase a common share at a price of $1.75.

The size of the offering is 22,800,000 units at a price of $1.25 per unit for gross proceeds of $28.5 million and net proceeds of approximately $26.5 million. Lorus has granted the syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited that also includes Dundee Securities Corporation, Harris Partners Limited and Haywood Securities Inc., an option to offer 3,420,000 additional units at a price of $1.25 per unit to cover over-allotments, which may be exercised for a 30 day period after closing of the offer. Closing is expected on or about June 11 2003. This transaction is subject to certain conditions, including regulatory approval.

ABOUT LORUS

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.


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Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

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